                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 6)*

                       TRUMP HOTELS & CASINO RESORTS, INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Title of Class of Securities)

                                   898168 10 9
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                 (CUSIP Number)

                                Robert M. Pickus
                     Executive Vice President and Secretary
                       Trump Hotels & Casino Resorts, Inc.
                      Huron Avenue and Brigantine Boulevard
                         Atlantic City, New Jersey 08401
                                 (609) 340-5060
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 28, 2001
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                               (Page 1 of 7 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- - - - - - - - - - - - - - - - -                     - - - - - - - - - - - - -
CUSIP No.  898168 10 9                                 Page 2 of 7 Pages
- - - - - - - - - - - - - - - - -                     - - - - - - - - - - - - -

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                                 DONALD J. TRUMP
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group            (a)     [_]
                                                                     (b)     [X]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       PF
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [_]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                  UNITED STATES
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7  Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                   11,984,073
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           8  Shared Voting Power

                                     3,618,267

                           - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           9  Sole Dispositive Power

                                    11,984,073

                          - - - - - - - - - - - - - - - - - - - - - - - - - - -
                          10  Shared Dispositive Power

                                     3,618,267
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   15,602,340
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [_]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      42.6%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       IN
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                  SCHEDULE 13D

- - - - - - - - - - - - - - - - -                            - - - - - - - - - -
CUSIP No.  898168 10 9                                        Page 3 of 7 Pages
- - - - - - - - - - - - - - - - -                            - - - - - - - - - -

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
                               TRUMP CASINOS, INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group            (a)     [_]
                                                                     (b)     [X]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [_]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                   NEW JERSEY
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7    Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                            0
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           8   Shared Voting Power

                                     1,407,017
                            - - - - - - - - - - - - - - - - - - - - - - - - - -
                           9   Sole Dispositive Power

                                             0
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           10  Shared Dispositive Power

                                     1,407,017
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,407,017
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [_]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      6.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

                                  SCHEDULE 13D

- - - - - - - - - - - - - - - - -                    - - - - - - - - - - - - - -
CUSIP No.  898168 10 9                                  Page 4 of 7 Pages
- - - - - - - - - - - - - - - - -                    - - - - - - - - - - - - - -

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1        Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons (entities only)

                             TRUMP CASINOS II, INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2        Check the Appropriate Box if a Member of a Group           (a)      [_]
                                                                    (b)      [X]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3        SEC Use Only

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4        Source of Funds (See Instructions)

                                       OO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5        Check if Disclosure of Legal Proceeding is Required Pursuant to
         Items 2(d) or 2(e) [_]

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6        Citizenship or Place of Organization

                                                    DELAWARE
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7   Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                              0
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           8   Shared Voting Power

                                       2,211,250
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           9   Sole Dispositive Power

                                               0
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -
                           10  Shared Dispositive Power

                                       2,211,250
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,211,250
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [_]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13       Percent of Class Represented by Amount in Row (11)

                                      9.1%

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14       Type of Reporting Person (See Instructions)

                                       CO
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

         This Amendment No. 6 amends Amendment No. 5 filed by the Reporting Persons with the Securities and Exchange Commission on January 18, 2001, and is being filed pursuant to Rule 13d-2(a) under the Act. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 5.

                    - - - - - - - - - - - - - - - - - - - - -


1. Item 4 is hereby amended by deleting the third full paragraph of Item 4 and replacing it with the following paragraph:


                  From time to time, the Reporting Persons may effect open market purchases of equity and/or debt securities of the Company. Except as set forth herein, none of the Reporting Persons currently has plans or proposals which relate to or would result in the following:
         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

2.       Item 5 is hereby amended by deleting the second full paragraph of
         Item 5 and replacing it with the following paragraph:

                  As of June 28, 2001, there were 22,010,027 shares of common stock, par value $.01 per share (the "Common Stock"), of the Company outstanding (the "Outstanding Shares").

3. Item 5 is further amended by deleting the table set forth immediately after the second full paragraph of Item 5 and replacing it with the new table:

--------------------------------------------------------------------------------------------
                    Aggregate Number    Number of       Number of Shares   Number of Shares
                    of Shares           Shares with     with Shared Power  with Sole Power
Reporting Person    Beneficially Owned  Sole Power to   to Vote            to Dispose
                                        Vote
--------------------------------------------------------------------------------------------

Donald J. Trump       15,602,340(2)(3)  11,984,073(2)   3,618,267(3)       11,984,073(2)

--------------------------------------------------------------------------------------------

Trump Casinos, Inc.    1,407,017(5)              0      1,407,017(5)                0

--------------------------------------------------------------------------------------------

Trump Casinos II, Inc. 2,211,250(7)              0      2,211,250(7)                0

--------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------
                          Number of Shares  Adjusted Number   Percent of Shares
                          with Shared Power of Shares         Beneficially
Reporting Person          to Dispose        Outstanding (1)   Owned (1)

---------------------------------------------------------------------------------

Donald J. Trump           3,618,267(3)      36,595,417(4)     42.6%

---------------------------------------------------------------------------------

Trump Casinos, Inc.       1,407,017(5)      23,417,044(6)      6.0%

---------------------------------------------------------------------------------

Trump Casinos II, Inc.    2,211,250(7)      24,221,277(8)      9.1%

---------------------------------------------------------------------------------


     (1) Pursuant to Rule 13d-3 promulgated under the Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

     (2) Consists of (i) 1,016,800 shares of Common Stock held directly by Mr. Trump, (ii) 150 shares of Common Stock held indirectly by Mr. Trump as custodian for his children, (iii) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $4.625 per share, (iv) 166,667 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.625 per share and (v) 10,300,456 shares of Common Stock issuable upon the conversion of limited partnership interests of Trump Hotels & Casino Resorts Holdings, L.P., a Delaware limited partnership ("THCR Holdings") of which Mr. Trump is a limited partner (the "Trump Conversion Shares").

     (3) Consists of (i) 1,407,017 shares of Common Stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos, Inc., a New Jersey corporation ("TCI") of which Mr. Trump owns 100% (the "TCI Conversion Shares"), and (ii) 2,211,250 shares of Common Stock issuable upon the conversion of limited partnership interests of THCR Holdings held by Trump Casinos II, Inc., a Delaware corporation ("TCI-II") of which Mr. Trump owns 100% ("TCI-II Conversion Shares").

     (4) Consists of (i) the Outstanding Shares, (ii) 500,000 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $4.625 per share, (iii) 166,667 shares of Common Stock issuable upon the exercise of options currently exercisable at an exercise price of $2.625 per share, (iv) the Trump Conversion Shares, (v) the TCI Conversion Shares and (vi) the TCI-II Conversion Shares.

     (5)  Consists of the TCI Conversion Shares.

     (6)  Consists of the (i) Outstanding Shares and (ii) TCI Conversion Shares.

     (7)  Consists of the TCI-II Conversion Shares.

     (8)  Consists of the (i) Outstanding Shares and (ii) TCI-II Conversion
          Shares.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    July 2, 2001



                             /s/ Donald J. Trump
                             - - - - - - - - - - - - - - - - - - - - - - - - - -
                             Donald J. Trump


                             TRUMP CASINOS, INC.

                             By: /s/ Donald J. Trump
                             - - - - - - - - - - - - - - - - - - - - - - - - - -
                             Name:  Donald J. Trump
                             Title: Sole Director, President and Treasurer


                             TRUMP CASINOS II, INC.

                             By: /s/ Donald J. Trump
                             - - - - - - - - - - - - - - - - - - - - - - - - - -
                             Name:  Donald J. Trump
                             Title: Sole Director, President and Treasurer